EARN-IN AGREEMENT AMENDMENT

     This Earn-in Agreement Amendment (“EIA Amendment”) is made as of February 28, 2006 between HECLA VENTURES CORP., a Nevada corporation duly qualified to do business and in good standing in the state of Nevada, whose principal address is 6500 Mineral Drive, Coeur d’Alene, Idaho 83815-8788 (hereinafter referred to as “Hecla Ventures”) and its Guarantor and parent company, Hecla Mining Company and RODEO CREEK GOLD INC., a Nevada corporation whose address is c/o Richard Harris, Ste. 260-6121 Lakeside Drive, Reno, NV 89511 (hereinafter referred to as “Rodeo Creek”) which is qualified to do business and is in good standing in the State of Nevada and its Guarantor and indirect parent company, Great Basin Gold Ltd.

RECITALS

     A. WHEREAS the Parties entered into an Earn-in Agreement effective August 2, 2002 (the “Earn-In Agreement”) which the parties desire to amend hereby;

     B. AND WHEREAS the Parties are engaged in a legal dispute in connection with the Earn-in Agreement which this EIA Amendment will resolve and settle;

     NOW, THEREFORE, in consideration of the payments provided for herein and the mutual promises set forth below, the Parties hereby agree to the provisions of this EIA Amendment.

PART I

DEFINITIONS

     1.1 Capitalized terms herein shall have the meanings set forth in the Earn-in Agreement except as hereby amended.

     1.2 “Feasibility Study” the existing definition in the Earn-in Agreement is hereby amended by adding to the existing definition the following sentence: “The Feasibility Study shall be either produced by, or endorsed by, an internationally recognized mining engineering firm which is independent of the parties.”

     1.3 “Commercial Production” the existing definition in the Earn-in Agreement is hereby deleted and replaced with the following: “Commercial Production” means the establishment of a mine on the Properties in the manner and at the production level recommended by the Feasibility Study and achievement of Commercial Production shall be deemed to occur upon the first operation of such mine at a minimum of 75% of the life of mine scheduled average production rate provided for in the Feasibility Study during any consecutive 30 day period.

PART II

TERM OF EARN-IN AGREEMENT

     2.1 Article III of the Earn-in Agreement is amended by substituting the following in its entirety:

“ARTICLE III

TERM OF EARN-IN AGREEMENT

     The Term of this Earn-in Agreement shall commence as of the Effective Date and shall automatically terminate on the earlier of (i) August 2, 2009 or (ii) the date that Hecla Ventures vests in its 50% Interest pursuant to Article V, unless this Earn-in Agreement is earlier terminated pursuant to Article VIII, or earlier terminated pursuant to Article XIII on account of Hecla Ventures failing to meet the requirements of Article V, or unless this Earn-in Agreement is extended by amendment hereof upon the Parties’ mutual written agreement.

     The parties hereby agree deadlines included in this article shall be extended for a period of time equal to the time that Hecla Ventures determines, acting reasonably, it is prohibited from advancing or completing the requirements of this article (for example, lack of legal access), by the action or inaction of Great Basin Gold, Rodeo Creek, or any third party who holds an interest in or a contractual right effecting any portion of the

Properties. During any period in which Hecla Ventures determines, acting reasonably, it is prohibited from advancing the activities associated with Stage II and/or vesting by lack of legal access to any portion of the Properties due to action or inaction of Great Basin Gold or Rodeo Creek or any third party who holds an interest in or a contractual right effecting any portion of the Properties, Rodeo Creek will pay 100% of the Project’s holding costs, as well as all costs during a 60-day remobilization period at the recommencement of operations.

     The language in the preceding paragraph shall also apply to Hecla Ventures’ obligations under section 3.1 below, and any other provisions in the Earn-in Agreement. The provisions in section 2.1 shall not restrict or preclude Hecla Ventures’ from exercising any other rights or remedies provided for at law or under the Earn-in Agreement.

     2.2 Section 8.4 of the Earn-in Agreement is hereby deleted from the Agreement and Hecla agrees that completion by it of the Attachment A activities is no longer optional but a commitment and that material changes from Attachment A (which supersedes Exhibit E to the EIA) will only be made with Rodeo Creek’s consent.

PART III

INITIAL CONTRIBUTION AND REQUIRED EARN-IN EXPENDITURES

     3.1 Section 5.1(c) of the Earn-in Agreement is hereby deleted and substituted with the following:

“5.1 (c) Hecla Ventures hereby commits to complete and fund, at whatever cost, 100% of the remaining Stage I Earn-in Activities and to complete all such activities (except preparation and delivery of the Feasibility Study) by March 31, 2007, failing which Rodeo Creek may, in addition to any other rights it may have, terminate Hecla Ventures’ Earn-in rights hereunder pursuant to Article XIII. Hecla Ventures also agrees that it is a condition to Hecla Ventures vesting in a 50% Participating Interest in the Properties that it achieves Commercial Production by

August 2, 2009 failing which Hecla Venture’s Earn-in rights under this Agreement may also be terminated by Rodeo Creek pursuant to Article XIII.

Each party will be obligated to fund its share of the Stage II Earn-in Activities. However, Hecla Ventures shall fund Rodeo Creek’s portion of Stage II Expenditures towards achieving Commercial Production until the later of (i) 30 days after Hecla has delivered to Rodeo Creek the Feasibility Study and (ii) the date on which the amount Hecla Ventures’ Stage II Earn-in Expenditures, when aggregated with its Stage I Earn-in Expenditures, exceeds $21.8 million. Thereupon Rodeo Creek shall be obligated to pay its portion of Hecla’s Ventures’ Stage II Expenditures. In addition, no later than 120 days after Hecla has delivered to Rodeo Creek the Feasibility Study, Rodeo Creek will be obligated to repay Hecla Ventures for any and all Stage II expenditures that Hecla Ventures funded on behalf of Rodeo Creek. Hecla Ventures will send Rodeo Creek invoices for 50% of Stage II costs following the submission of the Feasibility Study. If Rodeo Creek fails to remit full payment of the invoices within 30 days of the invoice date for their share of Stage II Expenditures, the failure to pay will be deemed a default in making a cash call and Hecla Ventures shall have all rights and remedies as provided in section 10.3 and 6.4 of Exhibit F to the Earn-In Agreement (the Joint Operating Agreement). In lieu of the rights and remedies provided in sections 10.3 and 6.4, Hecla Ventures shall have the right to elect to be repaid for any amounts due and in default from Rodeo Creek hereunder by retaining and marketing Rodeo Creek’s first share of production under the Joint Operating Agreement until Hecla Ventures has received four times the amount of the default. In the event Rodeo Creek funds 100% of any Stage II activities and Hecla Ventures does not pay its portion, Rodeo Creek retains the same rights and remedies against Hecla Ventures as stated above. All expenditures incurred by Hecla Ventures in furtherance of Commercial Production, other than those expenditures specifically incurred in connection with the completion of the Stage I Earn-in Activities described in Attachment A, shall be deemed to be incurred for Stage II Earn-in Activities and they (plus the Feasibility Study) shall require the prior approval of the Management Committee as if Article VII of the Joint Operating Agreement were in effect and notwithstanding that Hecla Ventures has not yet vested and the Joint Operating Agreement is not otherwise effective. On approval of a Stage II development budget, and commencement of Stage II underground excavations or construction of Stage II infrastructure by Hecla Ventures, it shall, within ten (10) days thereafter, issue to Great Basin one million (1,000,000) Hecla Mining Warrants, (“Tranche 2”) in the form of the Warrant Agreement in Exhibit G exercisable at the Exercise Price and in accordance with the terms and conditions of the Warrant Agreement.”

     3.2 Sections 5.2, 5.4 and 5.5 of the Earn-in Agreement are hereby deleted and substituted with the following:

“5.2 Reasonable Earn-in Activities. Hecla Ventures’ Stage I Earn-in Activities shall be conducted in accordance with Attachment A hereto. The Parties hereby approve the program and budget for Stage I Earn-in Activities

5.4 Completion of Required Earn-in Expenditures. Upon completion of Stage I Earn-in Activities, excluding preparation and delivery of the Feasibility Study, Hecla Ventures shall provide notice to Rodeo Creek that it (i) has completed Stage I Earn-in activities, (ii) intends to begin Stage II activities, and (iii) submits a proposed budget for Stage II activities. Together with the notice, Hecla Ventures shall provide to Rodeo Creek with a certification of expenses incurred during Stage I activities. Rodeo Creek may, at its own expense, commence an audit of Hecla Ventures’ Stage I expenditures by a licensed accounting firm. If Rodeo Creek chooses to audit Stage I expenditures, Hecla Ventures must be given written notice of Rodeo Creek’s intent to audit within 30 days of delivery of the Feasibility Study, and the audit engagement must commence within 45 days of delivery of the Feasibility Study. Unless such notice is received within 30 days, all expenditures for Stage I activities are deemed approved. Hecla Ventures shall provide a similar certification, and Rodeo Creek shall provide similar notices and abide by the same time frames upon the completion of Stage II Earn-in Activities.

     5.5 Stage II Earn-in Activities and Transfer of Property. Hecla shall have earned a vested undivided Participating Interest in the Properties subject to the Joint Operating Agreement by (i) completing all Stage I Earn-in Activities (except the Feasibility Study) by March 31, 2007,
(ii) delivering the Feasibility Study,
(iii) achieving Commercial Production by August 2, 2009, and (iv) issuing to Great Basin an additional one million (1,000,000) Hecla Mining Warrants (“Tranche 3”) the date Commercial Production is achieved, in the form of the Warrant agreement in Exhibit G. The Tranche 3 warrants will be exercisable at the Exercise Price and in accordance with the terms and conditions of the Warrant Agreement and dated and priced on the date that Hecla gives notice under Section 5.4 to Rodeo Creek that Commercial Production has been achieved. Upon Hecla Ventures vesting:

             (a) Rodeo Creek shall convey to Hecla Ventures an undivided fifty percent (50%) of Rodeo Creek’s interest in the Properties, by executing, acknowledging and delivering to Hecla Ventures a good and sufficient conveyance in the form of Exhibit C to this Earn-in Agreement;

             (b) Rodeo Creek and Hecla Ventures shall cause to become effective the Joint Operating Agreement in the form of the attached Exhibit F, which shall include the Properties and shall have an effective date as of the date of the above-described vesting; and

              (c) Rodeo Creek shall issue to Hecla Ventures the Great Basin Warrants set forth in Exhibit E and H.

PART IV

OPERATIONS AND GOVERNANCE

     4.1 Section 9.1(a), Management Committee – Organization and Composition, of the Earn-In Agreement, is hereby amended by deleting the second sentence of Section 9.1(a) and substituting the following:

“The Management Committee shall consist of two (2) members appointed by Rodeo Creek, one of whom shall be Mr. Walter Segsworth or other person acceptable to Hecla, and two (2) members appointed by Hecla Ventures, one of whom shall be Mr. Art Brown or other person acceptable to Great Basin.”

     4.2 Section 9.5, Parameters for Hecla Ventures’ Earn-in Activities, of the Earn-In Agreement is hereby amended by deleting the last two sentences thereof and substituting the following:

“Except as otherwise provided in section 5.1(c), proceeds from all Products (to a maximum of fifty thousand (50,000) gold ounces or equivalent) produced from the Area of Interest during the term of this Earn-in Agreement shall be distributed to Hecla Ventures and Rodeo Creek as follows: (i) one hundred percent (100%) of ounces recovered in connection with Stage I Earn-in Activities, to Hecla Ventures up to the aggregate of Hecla Ventures’ actual costs of Stage I Earn-in Activities, not to exceed $21.8 million plus fifteen percent (15%) and (ii) all other Stage I ounces and all of the ounces recovered in connection with Stage II Earn-in Activities, as to fifty percent (50%) to each of Hecla Ventures and Rodeo Creek. All ounces produced after the first 50,000 ounces shall be distributed according to the Participating Interests of the parties, subject to the Purchase Price Royalty.”

PART V

SETTLEMENT OF LITIGATION AND MUTUAL RELEASES

     5.1 On execution of this EIA Amendment, Hecla Ventures and Hecla Mining shall dismiss with prejudice the legal proceedings initiated by them against Rodeo Creek and Great Basin in Nevada. By execution hereof, all the Parties agree that there are no longer any outstanding claims or allegations of default or breaches of the Earn-In Agreement, by or in respect of any of the Parties, and this EIA Amendment shall constitute a mutual general release by each of the Parties of each other Party from any action or claim arising to the date hereof in connection with the Earn-In Agreement. Thereupon, the only rights and obligations existing between the Parties are as contemplated by the Earn-In Agreement, as amended by this EIA Amendment.

PART VI

CONFIRMATION OF OTHER EARN-IN AGREEMENT TERMS

     6.1 In all other respects the representations, warranties and covenants of the Parties contained in the Earn-in Agreement and the terms and conditions therein provided are hereby confirmed by the Parties to be in full force and effect, unamended.

     IN WITNESS WHEREOF the Parties have executed this EIA Amendment as of the date first above written.

HECLA VENTURES CORP.	RODEO CREEK GOLD INC.

By: _______________________________	By: _______________________________
Authorized Signatory	Authorized Signatory

Phillips S. Baker, Jr.	Ferdi Dippenaar
Print Name	Print Name

Director
Title	Title

     IN WITNESS WHEREOF the Guarantors have executed this EIA Amendment as of the date first above written.

HECLA MINING COMPANY	GREAT BASIN GOLD LTD.

By: _________________________	By: _________________________
Authorized Signatory	Authorized Signatory

Phillips S. Baker, Jr.	Ferdi Dippenaar
Print Name	Print Name

President and CEO	President and CEO
Title	Title

ACKNOWLEDGEMENTS

STATE OF IDAHO	)
	)	ss
County of Kootenai	)

     The foregoing instrument was acknowledged before me this _________ day of _________________________, 2006, by Phillips S. Baker, Jr., Director of Hecla Ventures Corp., a Nevada corporation, on behalf of said corporation.

______________________________________ Notary Public in and for the State of Idaho
Residing at: ___________________________
My Commission Expires: _________________

PROVINCE OF BRITISH	)
COLUMBIA	)	ss
)
County of Vancouver

The foregoing instrument was acknowledged before me this _________ day of _________________________, 2006, by _______________________, ____________________ of Rodeo Creek Gold Inc., a Nevada corporation, on behalf of said corporation.

____________________________________ Notary Public in and for the Province of British
Columbia
Residing at: ___________________________
My Commission Expires: _________________

ACKNOWLEDGEMENTS

STATE OF IDAHO	)
	)	ss
County of Kootenai	)

The foregoing instrument was acknowledged before me this _________ day of _________________________, 2006, by Phillips S. Baker, Jr., President and Chief Executive Officer of Hecla Mining Company, a Delaware corporation, on behalf of said corporation.

________________________________________
Notary Public in and for the State of Idaho
Residing at: _______________________________
My Commission Expires: _____________________

PROVINCE OF BRITISH	)
COLUMBIA	)	ss
)
County of Vancouver

The foregoing instrument was acknowledged before me this _________ day of _________________________, 2006, by _______________________, ____________________ of Great Basin Gold Ltd., a British Columbia corporation, on behalf of said corporation.

_________________________________________
Notary Public in and for the Province of British
Columbia
Residing at: ________________________________
My Commission Expires: ______________________

EXHIBIT A

Stage I Activities:

     Listed below is a summary of the Phase I activities that remain to be completed between January 2006 and March 31, 2007. Further detail of each of these activities is included in the program and budget submitted to the Management committee in December 2005.

     All physical work associated with Phase I Exploration is scheduled to be completed before March 31, 2007. The feasibility study document and the external review of the document may not be completed by March 31, 2007.

1.	Underground Exploration: Lateral development, I-drifting and underground diamond drilling are scheduled to be completed before March 31, 2007.

a.	Approximately 2,300 feet of Lateral Development
b.	Approximately1,000 feet of I-drifting
c.	Approximately 55,000 feet of diamond drilling

i.	Lateral Development: Includes provisions for grouting, ground support, and services.

ii.	I-Drifting: The crosscut and I-drifts will most likely be located on the west end of the Clementine vein, however this is subject to change once a part of the diamond drilling results are in hand.

iii.

Diamond Drilling: The drills will collect 55,000 feet of drill core. The drilling contract has been awarded to Connors. Activities include assays, administration expenses, and accommodations for the contract core loggers.

2.	Access Road: The access road will be maintained for the period of time that is required to complete the physical Phase I activities.

3.	Site Services: Hecla Ventures will maintain the existing infrastructure during the period that is required to complete the physical phase I activities.

	i.	Buildings and other east pit facilities
	ii.	Fresh and process water handling facilities
	iii.	Underground infrastructure

4.

Equipment Leases: The fleet of mobile equipment, as well as some of the fixed plant equipment that has been purchased in a separate account and is being leased to the project, will be maintained for the period of time that is required to complete the physical Phase I activities.

5.	Environmental and Permitting: Hecla Ventures will maintain and comply with all existing permits for the period of time that is required to complete the physical Phase I activities.

6.

Administration: Hecla Ventures will maintain reasonable employee levels necessary to complete the physical Phase I activities. Hecla Ventures will continue to pay property taxes, claim fees, appropriate insurance, office expenses, and vehicle expenses including transportation to the site until the completion of the physical Phase I activities.

Feasibility Study Activities

     The following activities will be completed to support preparation of a Feasibility Study Document of sufficient quality to support financing of the project, if warranted. In general, those activities are listed below.

1.	Resource Estimate: A reserve and resource estimate will be prepared in accordance with SEC requirements and will be of a quality to support financing by the partners if the project is feasible.

2.	Mine Planning and Engineering:

	a.	Evaluate and determine appropriate mining methods.
	b.	Investigate and analyze rock mechanics, appropriate excavation and ground support methods including backfill.
	c.	Engineer secondary access.
	d.	Engineer mine service and dewatering facilities.
	e.	Determine the productivity capacity of the ore body and schedule mining to achieve appropriate production levels.

3.	Processing: Investigate transportation and processing alternatives. Activities may include testing to support negotiation of a processing agreement with a custom processor.

4.	Infrastructure: Engineer appropriate infrastructure, water handling, transportation requirements, water treatment, office facilities etc.

5.	Permitting: Determine Phase II permitting requirements, which may include Environmental Assessment or EIS as well as updating of existing permits. Estimate new bonding requirements.

6.	Capital and Operating Cost Estimates: Complete an operating cost estimate to include mine operating costs, transportation costs, processing costs, administrative costs, etc.

Complete a capital cost estimate to include development of a mine that will support commercial production as determined in the feasibility study.